As filed with the Securities and Exchange Commission on February 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-40574

Synchronoss Technologies, Inc.
(Exact name of registrant as specified in its charter)

200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807
(866) 620-3940
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One*

* Explanatory Note: Effective as of February 13, 2026, pursuant to that certain Agreement and Plan of Merger, dated as of December 3, 2025, by and among Synchronoss Technologies, Inc., a Delaware corporation (“Synchronoss”), Lumine Group US Holdco Inc., a Delaware corporation (“Parent”), and Skyfall Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Synchronoss, with Synchronoss surviving as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Synchronoss Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: February 23, 2026

Synchronoss Technologies, Inc.

By:	/s/ Christina Gabrys
Name:	Christina Gabrys
Title:	Chief Executive Officer